MANAGEMENT’S DISCUSSION and ANALYSIS for the Three-Month and Nine-Month Periods Ended November 30, 2006

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. ("the Company") and the accompanying notes for the three-month and nine-month periods ended November 30, 2006 and 2005. The reader should also refer to the management’s discussion and analysis of financial position as at February 28, 2006 and results of operations, including the section describing the risks and uncertainties. It should be noted that the annual financial statements and the management’s discussion and analysis as at February 28, 2006 as well as the information as at November 30, 2005 are those of Virginia Gold Mines Inc. ("Virginia Gold Mines"). Further to the approval of the plan of arrangement effective March 31, 2006, involving Goldcorp Inc. (“Goldcorp”), Virginia Gold Mines and the Company, all the assets and liabilities not related to the Éléonore property were transferred to the Company. The Company is the continuity of Virginia Gold Mines without the Éléonore project. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Forward-Looking Statements

This document may contain forward-looking statements reflecting the management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The company’s management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The Company will periodically have to raise additional funds to continue its operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

1/9

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

Selected Quarterly Financial Information (unaudited)

	Interim Statements of Earnings for the Three-Month Periods Ended November 30,		Interim Statements of Earnings for the Nine-Month Periods Ended November 30,
	2006	2005	2006	2005
	($)	($)	($)	($)
Revenues

Interest and others	592,060	368,035	1,475,574	1,040,593
Option payments received as financial instruments in excess of cost of mining property	–	–	2,193,031	–
Gain on sale of short-term investments	394,195	54,947	1,008,832	393,623
Gain on sale of mining properties	–	–	319,831	429,853
	986,255	422,982	4,997,268	1,864,069
Expenses
Administrative expenses	495,988	373,759	3,632,960	1,263,660
General exploration costs	49,609	84,081	934,672	401,810
Grants, credit on duties refundable for loss and refundable tax credit for resources	(22,292)	(35,589)	(70,074)	(95,768)
Cost of mining properties abandoned	25,581	168,994	40,873	1,115,869
Writedown of short-term investments	–	–	298,960	–
	548,886	591,245	4,837,391	2,685,571
Net earnings (net loss) from continuing operations	437,369	(168,263)	159,877	(821,502)
Net loss from discontinued operations	–	(79,023)	–	(389,638)
Net earnings (net loss) for the period	437,369	(247,286)	159,877	(1,211,140)
Basic and diluted net earnings (net loss) per share from continuing operations	0.0166	(0.0073)	0.0063	(0.0365)
Basic and diluted net loss per share from discontinued operations	–	(0.0034)	–	(0.0173)
Total basic and diluted net earnings (net loss) per share	0.0166	(0.0107)	0.0063	(0.0538)

2/9

Other Information (unaudited)

	Balance Sheets as at
	November 30,	February 28,
	2006	2006
	($)	($)

Cash and cash equivalents and short-term investments	37,211,734	31,585,820
Mining properties	11,169,319	6,567,312
Assets of discontinued operations	–	12,631,282
Other assets	9,357,910	15,230,183
Total assets	57,738,963	66,014,597
Shareholders’ equity	55,529,491	60,968,479

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial requirements for the financing of its exploration programs and on its future financial growth, and on any other factor that the Board of Directors may deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

Exploration Activities from Continuing Operations

Summary of activities

During the quarter ended November 30, 2006, the Company’s exploration costs totalled $1,078,189 in comparison with costs of $4,127,809 for the same period in 2005. The Company’s cumulative exploration costs during the first three quarters of the year totalled $2,929,050 , in comparison with costs of $14,109,957 for the same period in 2005. During the most recent quarter, the Company was mostly active on two projects: the Corvert Est project in partnership with Goldcorp and the Coulon project in partnership with Breakwater Resources Ltd. (“Breakwater”).

On the Corvet Est project, the second phase of a drilling program (17 holes over 4,325 metres) was completed. Most of the drilling aimed at testing the Marco zone, a plurimetric to decametric gold structure comprising several zones of finely disseminated sulphides (up to 10% arsenopyrite-pyrite-pyrrhotite), associated with microcline-tourmaline-garnet-biotite-magnetite alteration within felsic volcanics. Drilling confirmed the extension towards the west of the Marco zone where many economic intersections were obtained by drilling down to a vertical depth of 350 metres . Best results include 10.10 g/t Au over 5.2 metres (CE-05-44), 3.96 g/t Au over 7.75 metres (CE-06-52), 4.78 g/t Au over 5 metres (CE-06-53), 14.73 g/t Au over 1.9 metre (CE-06-54) and 3.17 g/t Au over 2.8 metres (CE-06-47).

Drilling also produced many other anomalous to sub-economic intersections over metric widths within the Marco zone. These results are very promising as a new lens of economic interest seems to take shape in the west extension of the M arco zone. This lens is confirmed to a vertical

 3/9

depth of 350 metres and remains open laterally and at depth. The Marco zone produced to date gold values over a lateral distance of more than 1,400 metres. The Company and partner Goldcorp are very much encouraged by these results and will pursue the evaluation of the Marco zone with drilling during the winter of 2007. Goldcorp spent $834,909 in exploration costs on the project during the quarter.

The Company and partner Breakwater Resources Ltd. (“Breakwater”) completed an exploration program on the Coulon project, which included eight diamond drill holes totalling 2,586 metres, heliborne (Emosquito), ground (InfiniTEM) and borehole pulse-EM geophysical surveys, as well as prospecting and geological mapping. This work led to the discovery of two new important polymetallic lenses ( lenses 43 and 44), bringing the total of known lenses to five (5), and confirmed the vertical continuity of lens 9-25 to a depth of 365 metres . Lens 43 was outlined by hole CN-06-43 which intersected a massive sulphide zone grading 4.58% Zn, 1.37% Pb, 57.14 g/t Ag and 0.6% Cu over 3.5 metres. This new discovery is situated at the border of an extensive conductor in a completely unexplored area where no other drilling has taken place over a 1-kilometre radius. Lens 44 was confirmed by hole CN-06-44 with an intersection grading 3.05% Zn, 1.54% Cu, 21.55 g/t Ag, 0.21 g/t Au over 11 metresto a vertical depth of 170 metres. This very encouraging intersection is located 120 metres vertically under hole CN-04-10 that cross-cut a much thinner sulphide zone grading 2.82% Zn, 0.49% Cu and 20 g/t Ag over 3.07 metres at the upper border of the lens. Lens 44 remains completely open to the south and at depth. Hole CN-06-38 confirmed the extension of lens 9-25to a vertical depth of 365 metres with an impressive intersection grading 8.96% Zn, 1.76% Cu, 50.20 g/t Ag, 0.46% Pb and 0.16 g/t Au over 16.14 metres, including 11.09% Zn, 1.76% Cu, 31.52 g/t Ag and 0.09 g/t Au over 11.14 metres. Situated 180 metres vertically under discovery hole CN-04-25, this mineralized interval constitutes the deepest intersection obtained to date in lens 9-25 that remains entirely open to the south and at depth. The exploration program also brought to light several other priority targets on the Coulon property. The Company and partner Breakwater Resources Ltd. intend to conduct a new program of geophysical surveys and diamond drilling during the winter of 2007. Expenses incurred on the project by Breakwater amounted to $848,151 during the third quarter.

During this quarter, the Company was also active on its Poste Lemoyne Extension project where a drill program of approximately 3,000 metres was undertaken. Drilling is aimed mostly at testing in detail the Orfée and Orfée Est gold zones, which are already known. The program is still ongoing and will probably continue in January 2007. The Company’s expenditures on this project amounted to $121,926 for this quarter.

The Company also completed geological reconnaissance, prospecting, and ground geochemical surveys on several new exploration projects in the James Bay region, more precisely in the Opinaca and Fontanges areas. Work on these new projects, acquired in the spoor of the Éléonore discovery, aims mainly at defining new targets for gold and base metal. Results from these work programs will be compiled during the winter of 2007.

During the same period, the Company entered into agreement with Eloro Resources Ltd. (“Eloro”) on the La Grande Nord property. According to this agreement, Eloro has the option to acquire a 50% interest in the property in return for $1 million in exploration costs over a 5-year period and payments totalling $50,000 payable , at Eloro’s sole discretion, either in cash or in common shares of Eloro, who will be the operator during the earn-in option period, with the Company having the right to become operator thereafter.

Results of Operations from Continuing Operations

Revenues for the quarter ended November 30, 2006 were $986,255 compared to $422,982 for the same period in 2005. Revenues for the nine-month period ended November 30, 2006 stood at $4,997,268 compared to $1,864,069 for the same period in 2005. Interest income and dividends for the three-month and nine-month periods ended November 30, 2006 increased following the increase in short-term investments.

The Company also receives fees for its role as the operator of projects in its various partnerships. The Company received fees from Goldcorp on the Corvet Est project during the first three quarters of 2006 and from Breakwater on the Coulon project during the second and third quarters of 2006. The Company received fees mostly from Noranda Inc. on the Coulon project during the first quarter of 2005 and from Placer Dome Inc. on the Corvet Est project during the second quarter and third quarters of 2005. Option payments received as financial instruments in excess of cost of mining property and the gain on sale of mining properties have been recognized in earnings following agreements with partners.

4/9

Expenses decreased to $548,886 during the quarter ended November, 2006, compared to $591,245 for the same period in 2005. For the nine-month period ended November 30, 2006, expenses were $4,837,391 compared to $2,685,571 for the same period in 2005. The increase in professional and maintenance fees mainly results from expenses related to the granting of stock options on April 6 and July 19, 2006 and their gradual freeing for a total of $100,230 during the third quarter of 2006 and for a total of $2,132,423 for the nine-month period ended November 30, 2006. There were no management fees during the quarter ended November 30, 2005, as the maximum of permitted invoicing was reached during the second quarter. However, management fees related to discontinued operations amounted to $246,188 during the first two quarters ended November 30, 2005. The increase in rent and administrative expenses mainly results, during the first current quarter, from expenses inherent to administrative and professional services, from expenses related to the exercise of stock options and from the transaction-related bonus of $370,000 allocated to directors, officers and employees in connection with the transaction involving Goldcorp. The Company decreased its advertising budget for the current periods, leading to a decrease in advertising, exhibitions and travelling expenses. The variation in general exploration costs is mainly explained by the granting of stock options on April 6 and July 19, 2006, as well as by the decrease in on-site work expenses. During the first three quarters ended November 30, 2006, the Company wrote off 25 % of the Triestre property, 22 % of the Éléonore Regional property and 43% of the Wahemen property for a total of $40,873.

During the first two quarters, a writedown of short-term investments has been recognized in order that certain investments be accounted for at the lower of cost and market value.

5/9

Quarterly Information

The information presented below details the total revenues, overall net earnings (net loss), and net earnings (net loss) per participating share from continuing operations of the last eight quarters.

Quarter ended	Total revenues	Net earnings (net loss)	Net earnings (net loss) per share
			Basic	Diluted
2006-11-30	986,255	437,369	0.017	0.017
2006-08-31	758,823	(2,860,647)	(0.111)	(0.111)
2006-05-31	4,844,195	2,583,155	0.107	0.107
2006-02- 28	2,517,714	4,849,054	0.214	0.206
2005-11-30	422,982	(168,263)	(0.007)	(0.007)
2005-08-31	522,023	(987,374)	(0.044)	(0.044)
2005-05-31	919,064	334,135	0.014	0.014
2005-02-28	641,789	(3,927,736)	(0.210)	(0.210)

The information presented below details the total revenues, overall net earnings (net loss), and net earnings (net loss) per participating share from discontinued operations of the last eight quarters.

Quarter ended	Total revenues	Net earnings (net loss)	Net earnings (net loss) per share
			Basic	Diluted

2006-11-30	–	–	–	–
2006-08-31	–	–	–	–
2006-05-31	–	–	–	–
2006-02-28	–	540,795	0.024	0.024
2005-11-30	–	(79,023)	(0.003)	(0.003)
2005-08-31	–	(183,398)	(0.008)	(0.008)
2005-05-31	–	(127,217)	(0.006)	(0.006)
2005-02-28	–	(54,693)	(0.002)	(0.002)

Liquidity and Capital Resources from Continuing Operations

During the three-month period ended November 30, 2006, cash flows used for operating activities amounted to $702,974 compared to $1,730,658 during the corresponding three-month period ended November 30, 2005. During the nine-month period ended November 30, 2006, cash flows provided from operating activities amounted to $1,441,167 compared to $717,447 for the same period in 2005. These variations for the three quarters are primarily due to the variation in accounts receivable and accrued liabilities.

6/9

Cash flows from financing activities include the issuance of shares under private placements and the exercise of stock options and warrants. For the three-month period ended November 30, 2006, 342,826 shares were issued upon the exercise of warrants for a cash consideration of $407,288. For the quarter ended August 31, 2006, 600,000 shares were issued to Billiton Resources Canada in consideration of the latter's 50% interest in the Lac Gayot property and for the three-month period ended May 31, 2006, 1,210,406 shares were issued to Goldcorp for a cash consideration of $5,047,393. For the corresponding period in 2005, issuances in connection with private placements stood at $15.6 M.

The exercise of stock options and warrants had the effect of increasing cash flows from financing activities by $407,288 for the three-month period ended November 30, 2006, and by $383,949 for the three-month period ended November 30, 2005. Such increase amounted to $835,975 for the nine-month period ended November 30, 2006, and to $4,919,656 for the nine-month period ended November 30, 2005.

The Company ’s investing activities consist primarily of the additions to mining properties and increase in exploration costs and in the purchase and sale of short-term investments. The additions to mining properties and exploration work required disbursements of $1,783,196 for the three-month period ended November 30, 2006, and of $3,811,279 for the three-month period ended November 30, 2005. Such disbursements were $3,083,768 for the nine-month period ended November 30, 2006, and $10,866,774 for the nine-month period ended November 30, 2005. During the three-month period ended November 30, 2006; the decrease in short-term investments was $599,463 while an increase of $649,027 was recorded for the three-month period ended November 30, 2005. The increase in short-term investment stood at $2,511,601 for the nine-month period ended November 30, 2006, compared to $14,136,001 for the nine-month period ended November 30, 2005.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Three-Month Periods Ended November 30,
	2006	2005
	$	$
Expenses capitalized in mining properties	78,796	116,401
Management fees	69,121	–
Rent and office expenses, advertising and travelling	193,522	125,406
General exploration costs	38,040	15,481
	379,479	257,288

7/9

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Carrying Value of Mining Properties

At the end of each quarter, exploration work carried out on mining properties is reviewed to evaluate the potential of each property. Following this analysis, writeoffs are made, if required.

Summary of significant accounting policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the annual financial statements of Virginia Gold Mines as at February 28, 2006. The accounting policies used for the three-month and nine-month periods ended November 30, 2006 are in accordance with those used in the audited annual financial statements of Virginia Gold Mines.

Financial Instruments

Fair value

Cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on quoted market value, amounts to $29,110,247 and $22,711,829 as at November 30, 2006 and February 28, 2006 respectively.

Disclosure of Outstanding Share Data

The Company may issue an unlimited number of common shares, without par value. As at January 8, 2007, 26,373,198 common shares are outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at January 8, 2007, 1,018,000 stock options are outstanding. Their weighted average exercise price is $4.16 and the expiry date varies from August 6, 2011 to July 19, 2016.

As at January 8, 2007, 484,162 purchase warrants are outstanding.

On May 18, 2006, 484,162 purchase warrants with an exercise price of $5.84 were granted in connection with private placements. These warrants expire in November 2007.

8/9

Risk Factors and Uncertainties

There have been no significant changes in the risk factors and uncertainties facing the Company, as described in February 28, 2006 Management's Discussion and Analysis of Virginia Gold Mines.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis is dated January 8, 2007. Additional information on the Company is available through regular filings of press releases, financial statements and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond	(s) Gaétan Mercier
President and CEO	Chief Financial Officer and Secretary

9/9